EXHIBIT 99.1

MTS Announces the Execution of a $1.5M Securities Purchase Agreement

RA'ANANA, Israel / River Edge, NJ, USA - September 7, 2018 - MTS - Mer Telemanagement Solutions Ltd. (NASDAQ Capital Market: MTSL), a global provider of telecommunications expense management (“TEM”) and enterprise mobility management (“EMM”) solutions, announced today that it entered into a Securities Purchase Agreement (the “SPA”) with an institutional investor for the investment in a newly-created class of convertible preferred shares of the Company, at a price per preferred share of $1.14. The price per share was determined based on a 15% discount to the volume weighted average price of the Company’s ordinary shares for the three trading days preceding the signing of the term sheet with the institutional investor in June 2018.

The SPA includes representations, warranties and undertakings by the Company, which include certain rights granted to the institutional investor. Among others, the SPA includes a greenshoe option for a future investment by the institutional investor of up to $1.5 million in the Company’s newly created preferred shares at a price per preferred share of $1.14 during the 12 months period following the closing date of the SPA.

The consummation of the SPA and the transactions contemplated thereby is subject to various customary conditions to closing, including obtaining the approval of the Company’s shareholders, the adoption of amended and restated articles of association for the Company and certain changes to the structure of the Company’s board of directors.

The Company intends to furnish a notice and proxy statement on Form 6-K to the Securities and Exchange Commission on September 7, 2018 in connection with an annual general meeting to be held on October 21, 2018. The agenda of this shareholders’ meeting is expected to include, among other things, the approval of the SPA and the adoption of the amended and restated articles of association. The SPA will be furnished to the Securities and Exchange Commission on Form 6-K on September 7, 2018.

About MTS
Mer Telemanagement Solutions Ltd. (“MTS”) is focused on innovative products and services for enterprises in the area of telecom expense management (“TEM”) and Call Accounting. Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S and Hong Kong, as well as through distribution channels. For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

MTS Contact:

Ofira Bar
CFO
Tel: +972-9-7777-540
Email: ofira.bar@mtsint.com